BOSS.TECH

BOSS TECH, INC.
FINANCIAL STATEMENT
FOR THE PERIOD ENDED MARCH 31, 2026
WITH INDEPENDENT AUDITOR's REPORT

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF BOSS TECH, INC.

Opinion on the Financial Statements

We have audited the annexed financial statements of **BOSS Tech, Inc.** ("the company"), which comprise the Statement of Financial Position as of March 31, 2026 and as of December 31, 2025, and the related statement of operations, statement of changes in equity and retained earnings, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of **BOSS Tech, Inc.** as of March 31, 2026 and as of December 31, 2025, and the results of its operations and its cash flows for the period then ended, in conformity with U.S. generally accepted accounting principles (GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of BOSS Tech, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 Going Concern in the financial statements, which describes a material uncertainty related to the Company's ability to continue as a going concern. The Company has incurred recurring losses, negative working capital, and negative cash flows from operations during its development phase. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern absent additional financing.

Management's plans to address these conditions include self-funding, planned fundraising activities, and anticipated revenue generation following product launch in the second quarter of 2026. The Company's ability to continue as a going concern is dependent upon its ability to secure adequate financing and achieve sustainable operating results. The financial statements have been prepared on a going concern basis and do not include any adjustments that would be required if the Company were unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the members are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.









Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

AZM CONSULTANTS

Atta Ullah Shah
ACPA M#: 1292

CPA
CERTIFIED PUBLIC ACCOUNTANT
Atta Ullah Shah
Mem#: 1292

Atta Ullah Shah
Director AZM Consultants

Licensed Certified Public Accountant	License #: M-1292
Member Institute of Public Accountant Australia	License #: 345208
Member Institute of Financial Accountant UK	License #: IPA345208
Certified Internal Controls Auditor USA	License #: 24039676
Certified Forensic & Audit Analyst USA	License #: 2403504

May 01, 2026

Phone: +1 (267) 726-0256 Email: atta@azmconsultants.com
Address: 6923 Oakland Street, Philadelphia, PA 19149.

BOSS Tech, Inc.
Statement of Financial Position
As of March 31, 2026

	NOTE	March 31, 2026	Dec 31, 2025
		---In US Dollars---	
ASSETS			
Current Assets:			
Cash in hand and at bank		36,465	-
Accounts Receivable		28,456	29,956
Total Current Assets		**64,921**	**29,956**
Non-Current Assets:			
Property, Plant and Equipment's		78,825	96,513
Less: Depreciation		(4,502)	(17,687)
Total Non-Current Assets		**74,323**	**78,826**
TOTAL ASSETS		**139,244**	**108,782**
EQUITY AND LIABILITIES			
Current Liabilities:			
Accounts Payable		58,630	36,756
Accrued Liabilities		41,660	24,300
Total Current Liabilities		**100,290**	**61,056**
Non-Current Liabilities:			
Commitment and Contingencies	4	-	-
Total Liabilities		**100,290**	**61,056**
Members Equity			
Common Stock		1,772,057	1,772,057
SAFEs		5,750,525	5,131,525
Retained Earnings		(7,483,628)	(6,855,856)
Total Capital and Equity		**38,954**	**47,726**
TOTAL EQUITY AND LIABILITIES		**139,244**	**108,782**

The annexed notes from 1 to 6 form an integral part of these account.

BOSS Tech, Inc.
Statement of Operations
For the period ended March 31, 2026

	NOTE	March 31, 2026	Dec 31, 2025
		---In US Dollars---	
Revenue		-	26
Less: Cost of Services		344,342	1,380,747
Gross Profit		(344,342)	(1,380,721)
General & Administration Expenses			
Salaries & Wages		166,646	712,092
Legal & Professional Expenses		10,917	(7,518)
Office Supplies & Facilities		52,006	223,418
Office Expenses		52,299	168,400
Other Operating Expenses		1,562	16,798
Net Profit/(Loss)		(627,772)	(2,493,911)

The annexed notes from 1 to 6 form an integral part of these account.

BOSS Tech, Inc.

Statement of Changes in Equity & Retained Earnings

As of March 31, 2026

	Common Stock	SAFEs	Retained Earnings	Total Equity
		-------------------In US Dollars-------------------		
Opening Balance as on Jan 01, 2025	1,772,057	2,756,525	(4,361,945)	166,637
Net Profit/(loss)		-	(2,493,911)	(2,493,911)
Contribution/(withdrawl) during the year	-	2,375,000		2,375,000
Balance as on December 31, 2025	1,772,057	5,131,525	(6,855,856)	47,726
Net Profit/(loss)		-	(627,772)	(627,772)
Contribution/(withdrawl) during the year	-	619,000		619,000
Balance as on March 31, 2026	1,772,057	5,750,525	(7,483,628)	38,954

The annexed notes from 1 to 6 form an integral part of these account.

BOSS Tech, Inc.
Statement of Cash Flows
For the period ended March 31, 2026

	March 31, 2026	Dec 31, 2025
	--In US Dollars--	
Cash Flows from Operating Activities		
Net profit	(627,772)	(2,493,911)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	4502	17687
Change in operating assets and liabilities:		
Changes in current assets	1,500	(1,500)
Changes in current liabilities	39,234	42,446
Net Cash Used in Operating Activities	(582,536)	(2,435,277)
Cash Flows from Investing Activities		
Increase in Assets	-	(3,992)
Cash Used in Investing Activities	-	(3,992)
Cash Flows from Financing Activities		
Contribution during the year	619,000	2,375,000
Net Cash Provided by Financing Activities	619,000	2,375,000
Net change in cash in bank	36,465	(64,271)
Cash in bank at beginning of year	-	64,271
Cash in bank at end of year	36,465	-

The annexed notes from 1 to 6 form an integral part of these account.

BOSS Tech, Inc.

Notes to the Financial Statement

For the period ended March 31, 2026

NOTE 1: NATURE OF OPERATIONS

BOSS Tech, Inc. (the 'Company') is a Delaware corporation with its principal office located in Philadelphia, Pennsylvania. The Company was originally formed as BOSS Tech, LLC, a Delaware limited liability company, on January 18, 2022, and was converted to BOSS Tech, Inc., a Delaware corporation, effective January 1, 2024. The Company provides a unified mobile-based platform that connects essential business tools into a single cohesive ecosystem, enabling users to efficiently manage operational, administrative, and business processes.

The Company's solutions are designed to support organizations ranging from startups to large enterprises by streamlining workflows, enhancing operational efficiency, and facilitating scalable business growth and innovation.

As part of its corporate structure, the Company wholly owns PURAVIDA SERVICES BY BOSSTECH SOCIEDAD DE RESPONSABILIDAD LIMITADA, a Costa Rican incorporated entity, in which BOSS Tech, Inc. holds 100% ownership interest. The subsidiary operates as an integral component of the Company's international operations and is included in the consolidated financial statements.

NOTE 2: BASIS OF PREPARATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These financial statements (the "financial statements") are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The Company's fiscal year end is December 31.

Equity and Capital Structure

The Company has issued Simple Agreements for Future Equity ("SAFEs") as part of its capital financing strategy.

Approximately $256,525 of SAFEs were issued pursuant to a 2023 Regulation Crowdfunding offering. These SAFEs include a post-money valuation cap of $12,000,000 and a conversion discount rate of 20%. In addition, the Company issued approximately $5,494,000 of SAFEs (ZRF: $5,394,000 & John Butz: $100,000) through private placement transactions, which carry a post-money valuation cap of $24,000,000 and no discount rate.

Effective January 1, 2024, in connection with the Company's conversion from a Delaware limited liability company to a Delaware corporation, all SAFEs outstanding at that date were reclassified from long-term liabilities to equity. The reclassification reflected the change in legal structure and capitalization framework of the Company and did not result in any gain or loss recognized in the statement of operations.

Functional and presentation currency

These financial statements are presented in United States dollars, which is functional currency of the Company.

Going Concern

The Company is a founder-funded, pre-revenue startup, the Company has incurred recurring losses, negative working capital, and negative cash flows from normal operating activities during its product research and development phase. These conditions indicate a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern absent additional capital.

Management intends to finance future operations through a combination of self-funding proceeds, planned fundraising, and revenues generated from operating activities since the second quarter of 2026 through product launch. The Company's ability to continue as a going concern depends on its ability to self-fund, successfully generate sufficient revenues, and/or obtain adequate financing to meet its obligations as they fall due and achieve sustainable profitable operations.

Management has prepared cash flow forecasts and evaluated available financing options and believes that these plans will enable the Company to meet its anticipated liquidity requirements. However, this report does not determine their assurance. The accompanying financial statements have been prepared on a going concern basis and do not include adjustments that may result if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BOSS Tech, Inc.

Notes to the Financial Statement

For the period ended March 31, 2026

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Property and Equipment

Property and equipment, if any is to be measured at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.

Bad debts and provision for doubtful debts

There is no Bad Debts recorded at the date of balance sheet of the Company accordingly no provision is recognized in these financial statements.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted.

Trade debts and other receivables

Trade debts are carried at original invoice amount less an estimate made for doubtful receivables based on review of outstanding amounts at the year end. Balances considered bad and irrecoverable are written off when identified. Other receivables are carried at nominal amount which is the fair value of the consideration to be received in future.

Cash and cash equivalents

Cash and cash equivalents for the purpose of cash flow statement comprise of balances at banks and include short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash and cash equivalents are carried in the balance sheet at cost except for foreign currency deposits, which are carried at fair value.

Trade and other payables

Liabilities relating to trade and other payables are carried at cost which is the fair value of consideration to be paid in future for goods and services received, whether billed to the Company or not.

Recent Accounting Pronouncements

The Company adopted all accounting standards updates issued by the Financial Accounting Standards Board (FASB) that are effective for the current reporting period. Recently issued accounting pronouncements, including ASU 2023-07 (Segment Reporting) and ASU 2023-09 (Income Tax Disclosures), primarily impact presentation and disclosure requirements and did not materially affect the Company's financial position, results of operations, or cash flows.

Management has evaluated recently issued accounting pronouncements that are not yet effective and does not expect their adoption to have a material impact on the Company's financial statements. As such pronouncements become effective, the Company will adopt them as applicable under the circumstances and continues to monitor and assess their potential impact on future reporting periods.

BOSS Tech, Inc.

Notes to the Financial Statement

For the period ended March 31, 2026

NOTE 3: RELATED PARTY TRANSACTIONS

The Company has outstanding Simple Agreements for Future Equity ("SAFEs") issued to ZRF Global LLC. ZRF Global LLC is a holding company in which the Company's co-founders and officers, Felicite Moorman and Ryan Buchert, serve as Managing Members and, accordingly, is considered a related party.

As of March 31, 2026, the aggregate outstanding SAFE balance with ZRF Global LLC amounted to $5,394,000. All SAFEs provide for conversion into equity upon the occurrence of specified financing events and include a valuation cap of $24,000,000 with no discount rate applied.

NOTE 4: COMMITMENT AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of March 31, 2026, the Company has not reported any lawsuit or known plans of litigation by or against the Company and there is no contingent liability against the Company at the date of balance sheet.

NOTE 5: SUBSEQUENT EVENTS

Management's Evaluation

The Company evaluated subsequent events through May 1, 2026, the date the financial statements were available to be issued. Between April 3, 2026 and April 22, 2026, the Company received additional financing of approximately $175,000 under Simple Agreements for Future Equity ("SAFEs") from ZRF Global LLC, a related party. These transactions occurred within the subsequent events review period and have been evaluated in accordance with applicable accounting principles.

NOTE 6: GENERAL

These financial statements have been presented in the US dollar which is the Company's functional currency.